Exhibit 99.1

XP INC. PARTNERS WITH VIRGO IN ORDER TO ENHANCE SMALL AND MEDIUM COMPANIES’ ACCESS TO CAPITAL MARKETS

São Paulo, Brazil, September 9, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today the acquisition of a minority stake in Virgo, a financial solutions and capital markets services company. The transaction will allow Virgo to accelerate its plan to build the largest capital markets access marketplace for small and medium size companies and projects in Brazil. Virgo also intends to use the proceeds for team hiring, technology investments and the development of new products and solutions.

For Pedro Mesquita, Head of Investment Banking at XP, the investment will enhance small and medium companies’ access to the capital markets. “There is a strong movement – with a significant contribution from XP Inc. – of mergers and acquisitions, debt and equity issuance from companies of different sizes all over Brazil. With this deal, we expect to accelerate this movement”, he commented.

The Virgo Financial Solutions marketplace should also benefit from the development of new products. The platform, which connects borrowers to investors in order to reduce costs and simplify the fundraising process, is expected to have operating capabilities across different debt and equity instruments, in addition to a proprietary monitoring system and access to real time information, allowing for greater transparency.

According to Virgo’s CEO and Head of Digital Transformation, Daniel Magalhães, the main goal is to consolidate Virgo Financial Solutions into the largest hub for the allocation of high yield and alternative products for institutional investors. “We want to offer multiple products, maintaining our purpose of no spreads. With regards to the monitoring and access to real time information system, we aim to provide greater transparency to capital markets, allowing forecasting of appreciation or deterioration of credit and projects, and a more liquid secondary market for all products offered by Virgo. XP Inc.’s investment shows us we are on the right path and that we have the right strategy and team to continue on our journey independently, but with additional resources to help us accelerate our expansion plans”, he commented.

Today, in order to benefit both borrowers and investors in their marketplace, Virgo has over 105 institutional investors ready to provide capital to small and medium size companies, allowing for fundraising of up to R$50 million in less than 12 hours.

Rodrigo Moreira, head of XP Business, segment dedicated to companies with up to R$1 billion in revenues, celebrated the deal with Virgo: “Our vision is to become the largest solution provider for small and medium companies in Brazil, and our partnership with Virgo is fully aligned with that, plugging a platform that shares our purpose into our ecosystem and offering more tailor-made products and services to our clients”.

Virgo Securitization Company, the company’s securitization platform, is also expected to benefit from the investment. Currently, the platform is the largest agricultural and real estate securitization company in Brazil, with a 38% market share in issuance volume in 2021, and a monitored portfolio of over R$35 billion.

XP’s CFO, Bruno Constantino, also commented: “XP Inc.’s minority stake acquisition in Virgo is another step into positioning XP Inc. as the largest entrepreneurship ecosystem in Brazil. We are accelerating our plan to provide solutions to the SMB universe and contributing to the development of the capital markets in Brazil”.

The governance and independence of each company will remain unchanged.

About Virgo

Virgo is a CMITech (capital market infrastructure tech company). The full-service transactional platform provides access to capital and financial solutions in a transparent way, guaranteeing the best conditions for all parties involved, borrowers, investors and companies. With Virgo Securitization Company, Virgo Financial Solutions and Virgo Ventures services, the company delivers expertise and excellence for the success of capital market operations.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com